

For Immediate Release

8x8, Inc.

8x8 Announces Second Quarter Fiscal 2009 Operating Results

SANTA CLARA, Calif., -- October 30, 2008 -- 8x8, Inc. (NASDAQ: EGHT), provider of Packet8 (www.packet8.net) broadband business, residential, video and mobile communications services, today announced financial operating results for its second fiscal quarter ended September 30, 2008.

Revenues for the second quarter of fiscal 2009 increased to $16.4 million, compared with $14.8 million for the same period of fiscal 2008 and $16.3 million for the previous quarter. 8x8 Virtual Office revenue grew to 60% of total revenue in the second quarter of fiscal 2009 compared with 47% of total revenue in the same period of fiscal 2008 and 56% of total revenue in the previous quarter. Sequentially, 8x8 Virtual Office revenue grew 41% from the same period of fiscal 2008 and 8% from the previous quarter. Overall gross margin for the second quarter of fiscal 2009 was 65%, compared with 52% for the same period of fiscal 2008.

GAAP net income for the quarter was $44,000 or $0.00 per share, compared with a net loss of $2.6 million, or ($0.04) per share, for the same period in fiscal 2008 and net income of $1.2 million, or $0.02 per share, for the previous quarter. The Company's cash and investments increased to $15.8 million in the second quarter of fiscal 2009 from $12.9 million in the same period of fiscal 2008 and $14.8 million in the previous quarter.

During the second quarter of fiscal 2009, the Company increased its 8x8 Virtual Office base by 1,846 net new customers and now provides service to more than 13,700 companies with its business communications solutions.

"8x8's money saving Virtual Office communications services are more critical than ever to businesses," said 8x8 Chairman & CEO Bryan R. Martin. "With nearly $16 million in cash and no debt, the Company remains well positioned in its efforts to transition more and more small businesses away from budget-wasting legacy phone solutions. The potential of our Virtual Office service to cut fixed costs to businesses of any size and drive increased efficiencies and capabilities into the telecommunications infrastructure of these companies is more relevant than ever in this economic environment and we are driving this message home to all prospective customers."

Q2 FY'09 Business Highlights:

- Added 1,846 net new businesses to end the quarter with over 13,700 companies subscribing to 8x8 Virtual Office services

- Successfully transitioned approximately 1,000 former business customers and a unified communications technology platform from Avtex, LLC to the 8x8 Virtual Office network

- Added $938,000 in cash and investments quarter over quarter and $2.9 million year over year to the Company's balance sheet for the Company's sixth consecutive quarter of increasing cash and investments

- Working capital increased year to date by $2.2 million to $8.3 million and stockholder equity increased by $2.1 million to $10 million over the same period

- Increased business services revenue to 60% of total revenue – up from 47% in the year ago period

- Introduced family of leading edge desktop IP phones and new Hosted Key System services

- Announced marketing partnership and technology certification with Microsoft's Response Point small business phone system

- Expanded headcount of inside direct sales force, which accounted for 80% of new business sales during the quarter, by more than 30%

- Expanded indirect channel network to include more than 30 resellers and VARs

Management will host a conference call to discuss these results and other matters related to the Company's business today, October 30, 2008, at 4:30 p.m. ET. To access the call, dial 888-680-0878 (domestic) or 617-213-4855 (international), passcode 80066242. A digital replay of the call will be available for one week following the live broadcast at 888-286-8010 (domestic) or 617-801-6888 (international), passcode 69582458. A webcast of this conference call will also be available for a limited time at the 8x8 Investor Relations website at: http://investors.8x8.com.

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT) offers voice, video and mobile communications solutions for business and residential customers. These solutions leverage existing broadband Internet connections and cellular networks to deliver advanced features and digital quality phone service at a fraction of the cost of legacy, copper wire alternatives. Businesses of any size, configuration or geographic location can benefit from the cost, performance and operational advantages of VoIP technology by selecting the solution that best fits their needs, whether it's the Virtual Office Hosted iPBX phone system, Complete Contact Center, Virtual Trunking IP dial tone solution, Hosted Key System service or Microsoft Response Point/8x8 small business phone system. All 8x8 communications solutions carry little or no upfront investment, no maintenance or upgrade fees and no change in user behavior. For additional company information, visit 8x8's web site at www.8x8.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our VoIP products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

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INVESTOR RELATIONS CONTACT:
Joan Citelli
(408) 687-4320
jcitelli@8x8.com

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,	
	2008	**2007**	**2008**	**2007**
Service revenues	$ 14,903	$ 13,272	29,922	$ 26,683
Product revenues	1,522	1,496	2,784	2,827
Total revenues	16,425	14,768	32,706	29,510
Operating expenses:				
Cost of service revenues	4,022	4,430	7,836	8,416
Cost of product revenues	1,673	2,652	3,105	4,035
Research and development	1,299	1,026	2,491	2,083
Selling, general and administrative	9,667	10,050	18,418	18,969
Total operating expenses	16,661	18,158	31,850	33,503
Income (loss) from operations	(236)	(3,390)	856	(3,993)
Other income, net	107	161	192	293
Income on change in fair value of warrant liability………	190	671	259	1,650
Income (loss) before provision for income taxes……	61	(2,558)	1,307	(2,050)
Provision for income taxes……………………………	17	-	75	-
Net income (loss)	$ 44	$ (2,558)	1,232	$ (2,050)
Net income (loss) per share:				
Basic ………………………………………………	$ 0.00	$ (0.04)	$ 0.02	$ (0.03)
Diluted……………………………………………	$ 0.00	$ (0.04)	$ 0.02	$ (0.03)
Weighted average number of shares:				
Basic ………………………………………………	62,278	61,870	62,187	61,822
Diluted……………………………………………	62,361	61,870	62,277	61,822

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	September 30, 2008		March 31, 2008
ASSETS			
Current assets			
Cash and cash equivalents	$ 15,772	$	11,185
Short-term investments	-		3,382
Accounts receivable, net	710		1,807
Inventory	1,753		1,539
Other current assets	1,521		1,492
Total current assets	19,756		19,405
Property and equipment, net	1,770		2,010
Other assets	18		136
Total assets	$ 21,544	$	21,551
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 3,769	$	4,885
Accrued compensation	1,168		1,048
Accrued warranty	298		314
Deferred revenue	3,646		3,139
Other accrued liabilities	2,559		3,872
Total current liabilities	11,440		13,258
Other liabilities	66		109
Fair value of warrant liability	75		335
Total liabilities	11,581		13,702
Total stockholders' equity	9,963		7,849
Total liabilities and stockholders' equity	$ 21,544	$	21,551